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                                                                       Exhibit 1

                  N-VIRO FACING KEY CHALLENGES TO PROFITABILITY

  BY GARY T. PAKULSKI
  BLADE BUSINESS WRITER

         WHEN J. PATRICK Nicholson extols his magic soil, he sounds not like the financially struggling entrepreneur that he is, but like Mr. Infomercial, Ron Popeil, enthusiastically selling the latest household kitchen aid.

         "We've just got a major contract in Alaska," beams Mr. Nicholson, the 60-year-old chairman and chief executive of Toledo-based N-Viro International Corp. "We've gone from losses of $7 million to $2 million to $193,000. We're expecting a profit next year. We're turning the corner."

         But Mr. Nicholson, whose publicly traded company markets a process for converting sewage plant sludge into an enriched substance called N-Viro Soil, has made that promise before.

         N-Viro has struggled mightily since going public nearly four years ago. Ernst & Young accountants suggested, after a 1995 audit, there was "substantial doubt about its ability to continue as a going concern."

         The next year, a new accounting firm, McGladrey & Pullen, of Elkhart, Ind., raised nearly identical concerns: "The company has suffered recurring losses from operations. This raises substantial doubt about the company's ability to continue as a going concern."

  In 1995, the company's badly performing stock, which today trades at about $2 a share, barely survived permanent banishment from Nasdaq national stock market to penny stock status.

         Despite Mr. Nicholson's rosy assessment, the company remains in the red. Staff at Toledo headquarters has been trimmed in half to barely more than a dozen.

         In the seven years since the N-Viro process won a prestigious award from the U.S. Environmental Protection Agency, the company has had minimal success selling it to municipal sewage treatment plants. Today, the process is in use at 37 U.S. cities --just seven more than in 1990.

         While the company once eyed construction of recycling plants across the country, today it makes money through licensing fees paid by treatment plants that use the process and the sale of certain additives used to make N-Viro soil.

         The company has implemented a number of key management changes, including the resignation of chief operating officer Christopher Mahoney last December. In other changes, the chairman's son, Michael, moved from national sales manager to vice president for sales and marketing, and controller James McHugh is now chief financial officer.

         It is unclear how these changes will affect performance.

         While the company's 1996 loss of $193,000, or 9 cents a share, is a fraction of losses in previous years, the picture isn't rosy. Sales declined 19 per cent to $4.2 million. The reduction in red ink last year resulted from work force downsizing and the sale of two unprofitable subsidiaries, the company concedes.

         There is little disagreement that N-Viro, working with researchers at Ohio State University and the Medical College of Ohio, put forth an effective method for disposing of two potential pollutants: the dust left over from the production of cement and the solids remaining after the treatment of human waste. When mixed together with additives, N-Viro Soil can be used as a fertilizer or soil conditioner or additive.

         The key question is why what looked like an ideal marriage between capitalism and responsible environmentalism has been so rocky.

         Mr. Nicholson blames what he sees as the government's failure to enforce regulations on sewage sludge disposal. "The feds have no budget for enforcement. It's like, if you set up stop signs, no one paid attention to them."

         Other evidence, however, suggests that a growing number of communities are switching to environmentally responsible methods of sewage sludge disposal-- methods common in the past included ocean-dumping and landfill disposal--but that they aren't choosing N-Viro.

         Over the past seven years, a growing number of large cities have begun sending their sewage sludge to rural areas for use as fertilizer on farm fields, according to a survey by the nonprofit Water Environment Federation. The figure stands at 54 per cent today, compared to 36 per cent in 1988, the survey shows. Incineration and land-fill disposal have become less common.

         And seventy per cent of respondents said sludge disposal rules were being enforced. Cost is a key factor in the failure of N-Viro Soil to catch on,

  See N-VIRO, Page 2


                                    [Photos]

        LOAD OF N-VIRO SOIL, PASTEURIZED FROM TOLEDO'S SLUDGE, IS READIED
                          FOR SHIPMENT TO FARM FIELDS.

                          BLADE PHOTO BY CAITLIN CLEARY


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  N-VIRO

  Continued from Page 1
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  company officials acknowledge. The company likes to describe itself as the
  "low cost" recycler of sludge.

         That is true when compared to systems like one in Milwaukee where sewage sludge is converted to fertilizer pellets at a cost of more than $77 per ton of sludge, according to Mike Link, operations manager for the Milwaukee Sewerage District.

         In contrast, the city of Toledo pays N-Viro, which operates a plant next to the municipal sewage treatment plant, $36.81 a ton-- $1.2 million in 1995--to recycle sludge, said Robert Stevenson, Toledo's acting commissioner of treatment services.

         However, another company with an alternate disposal method charges Toledo less. S & L Fertilizer, of Whitehouse, which turns the sludge into a product it calls NuSoil, charges $36.06 a ton. As a result, the company's share of Toledo business grew in 1996 to 46 per cent of the 34,823. tons of sludge produced here from 36 per cent in 1995.

         N-Viro spends about $30 a ton to convert sludge, but can sell the product for just $5 a ton.

         Other methods, such as application of untreated sludge to farm fields, can be even cheaper, according to industry experts. But the N-Viro chairman points out that municipal sewage systems pay a high price in bad public relations because of the odors that result from land application.

         N-Viro has experienced other major changes. Cement kiln dust, which was once the major ingredient combined with sludge, has been largely replaced with fly ash, a by-product of coal burning at electrical power plants. The fly ash costs less, but requires additional testing to guard against excessive levels of arsenic. Mr. Nicholson is hopeful one of four sludge recycling contracts being awarded by the metropolitan New York sewage treatment system will go to a nearby N-Viro site.

         "We're going to be at least as comfortable as in 1996," he said. We expect to make at least $1 million or more... "

         But in the view of accountants and others, time is running out.